SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Wabash National Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

929566107

(CUSIP Number)

September 30, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

CUSIP No. 929566107	Page 1 of 5

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John V. Cloud, III

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

	(5)	SOLE VOTING POWER 2,497,882
NUMBER OF
SHARES
BENEFICIALLY	(6)	SHARED VOTING POWER -0-
OWNED BY
EACH
REPORTING	(7)	SOLE POSITIVE POWER 2,497,882
PERSON WITH

	(8)	SOLE DISPOSITIVE POWER -0-

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,882

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%

(12)	TYPE OF REPORTING PERSON* IN

CUSIP No. 929566107	Page 2 of 5

Item 1. (a) Name of Issuer:

Wabash National Corp.

Item 1. (b) Address of Issuer’s Principal Executive Offices:

1000 Sagamore Parkway South Lafayette, Indiana

Item 2. (a) Name of Person Filing:

John V. Cloud, III

Item 2. (b) Address of Principal Business Office or if None, Residence:

3535 Jacinto Court Sarasota, Florida 34239

Item 2. (c) Citizenship:

U.S.A.

Item 2. (d) Title of Class of Securities:

Common Stock

Item 2. (e) Cusip Number:

929566107

CUSIP No. 929566107	Page 3 of 5

Item 3. Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership

(a)	Amount Beneficially Owned (describe): The 2,497,882 shares reported pursuant to this Schedule 13G are owned directly by Mr. Cloud.

(b)	Percent of Class: 9.7% based on the 23,040,311 outstanding shares on August 6, 2002, reported on the most recently filed Form 10-Q for the quarter ending June 30, 2002.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,497,882
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 2,497,882
(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class: N/A

CUSIP No. 929566107	Page 4 of 5

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:
N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item. 10.	Certification (see Rule 13d-1(b) and (c)):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2002

/s/ John V. Cloud III

Signature

John V. Cloud III

Name/Title